Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
Atlas Pipeline Partners, L.P.
(amounts in thousands except ratios)

	Three months ended
	March 31,	Years ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Income before income tax expense	$2,459	$33,665	$25,752	$18,334	$9,639	$5,398
Fixed charges	7,227	25,901	14,773	2,575	341	317
Interest capitalized	(530)	(2,636)	—	—	—	—
Amortization of previously capitalized interest	23	40	—	—	—	—

Total	$9,179	$55,970	$40,525	$20,909	$9,980	$5,715

Fixed Charges:
Interest cost and debt expense	6,759	24,572	14,175	2,301	258	250
Interest allocable to rental expense (1)	468	1,329	675	274	83	67
Interest capitalized	—	—	(77)	—	—	—
Amortization of previously capitalized interest	—	—	—	—	—	—

Total	$7,227	$25,901	$14,773	$2,575	$341	$317

Ratio of Earnings to Fixed Charges	1.3	2.2	2.7	8.1	29.3	18.0

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.